EXHIBIT 2

              LV CAPITAL AGREES IN PRINCIPLE TO AN INCREASED EQUITY
               POSITION IN INTER PARFUMS, INC. AT $12.00 PER SHARE

                                                              28 September, 1999

Inter Parfums, Inc. (NASDAQ National Market: IPAR) announced today that LV Capital, a wholly-owned subsidiary of LVMH Moet Hennessy Louis Vuitton S.A.
(LVMH), and the two principal shareholders of Inter Parfums, Inc., Messrs. Jean Madar and Philippe Benacin, have reached an agreement in principle for LV Capital to increase its equity ownership in Inter Parfums, Inc. to 20% of the outstanding shares at $12.00 per share, by purchasing outstanding shares, including shares held by the principal shareholders and shares underlying outstanding options. LVMH has previously filed a Schedule 13D which disclosed that it had accumulated 6.3% of the outstanding shares of Inter Parfums, Inc.

The agreement in principle, which includes certain corporate governance issues and a standstill agreement, is subject to the execution and delivery of formal, written agreements, and routine closing conditions, including regulatory compliance. Subject to the foregoing conditions, the closing is expected to occur in early November 1999.

Commenting on the proposed agreement, Mr Jean Madar, Chairman of the Board and Chief Executive Officer of Inter Parfums Inc. stated: "Having the world's largest luxury goods group, LVMH, as our strategic partner, enhances the business potential of Inter Parfums in the fragrance and cosmetic industry. The contemplated agreements acknowledge that Inter Parfums has become a successful player and competitor in the prestige fragrance industry, which has been evidenced in large part by our success in the upscale fragrance market with Burberry and ST Dupont, and our recent license of the British designer, Paul Smith and the French couture designer Christian Lacroix."

Daniel Piette, President of LV Capital stated, "I am enthused by this agreement. It represents the beginning of a strategic alliance with a company which is particularly well suited to successfully launch, on a world-wide basis, niche brands with strong personalities."

Inter Parfums, Inc. produces and distributes prestige brand name and licensed fragrances and mass market consumer fragrances and cosmetics.